EXHIBIT 99.1

Stantec selected to deliver multidisciplinary engineering and design services for Canada’s Arctic Over-the-Horizon Radar project

EDMONTON, Alberta and NEW YORK and TORONTO, March 04, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, will deliver the first phase of the Government of Canada’s Arctic Over-the-Horizon Radar (A-OTHR) project, providing long-range, early-warning radar coverage of the country’s northern regions.

Defence Construction Canada selected Stantec and its consortium partners to execute the project under a collaborative integrated project delivery model, where Aecon and Pomerleau will provide construction services as a joint venture, and Stantec will undertake multidisciplinary project management and design services.

Supporting NORAD and North America defense
The A-OTHR system is part of a federal investment implemented by Canada’s Department of National Defence (DND) to modernize North American Aerospace Defense Command (NORAD) infrastructure—a network of sensors, command centers, and operational units that detect, validate, and warn of aerospace and maritime threats. The program will establish a long-range surveillance radar network to monitor Arctic routes to major North American population centres, renewing Canada’s North Warning System.

“We are honored to help advance NORAD’s modernization, drawing on our deep experience in delivering resilient, climate-ready solutions across Canada,” said Gord Johnston, president and chief executive officer of Stantec. “Our long-standing partnership with Canada’s Department of National Defence reflects the trust built through decades of collaboration—and reinforces a shared commitment to strengthening the country’s critical infrastructure for generations to come.”

Engineering services for federal government priorities
As part of the consortium, Stantec’s scope will include project management, civil engineering, environmental services, architecture, buildings engineering, power engineering, geotechnical engineering, and landscape architecture.

A validation phase will commence in the first quarter of 2026. Upon validation and the completion of a design development phase, construction is expected to commence.

Learn more about Stantec’s work for the Government of Canada.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com